                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                AMENDMENT NO. 1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         American Stone Industries, Inc.
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                 (Name of Small Business Issuer in its charter)

              Delaware                                  13-3704099
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  (State or other jurisdiction of              (IRS Employer Identification No.)
  incorporation or organization)

          900 Keele Street          Toronto, Ontario   Canada       M6N 3E7
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(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number      (416) 653-6111
                         -------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

               Title of each class         Name of each exchange on which
               to be so registered         each class is to be registered

                      N/A                            N/A
--------------------------------------------------------------------------------

-------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                            Common Shares ($.001 par value)
     ---------------------------------------------------------------------------
                                   (Title of Class)


     ---------------------------------------------------------------------------
                                   (Title of Class)
has been set for this action; however, it is anticipated that the reverse stock split will occur in the Second Quarter of 1997.

                  B.       TYRRELL STONE DESIGN
                           --------------------

         ASI agreed to acquire Tyrrell in February 1996 and closed the acquisition on May 23, 1996 in exchange for two hundred thousand (200,000) shares of common stock of the Company. It is anticipated that Tyrrell, a wholly owned subsidiary of ASI, will provide sales in Canada as the Canadian leg of the Company.

         Tyrrell provides design drawings to architects and stone processing centers throughout North America. Through this acquisition, ASC intends to expand the scope and magnitude of services which it can offer to customers and become more involved in the design phase of projects, thereby being in a position to suggest the use of Berea Sandstone as part of a project.

         The revenue of Tyrrell is limited to job bills. Tyrrell has four (4) full-time employees. All work is performed in Toronto, Canada. For the twelve
(12) months ending December 31, 1996, Tyrrell's revenue was approximately five percent (5%) of the aggregate revenue of ASC.

         Tyrrell owns no assets (other than desktop computers and other office equipment), intellectual property or proprietary licenses. Competition in the design arena is diversified and intense. As a practical matter, it is not anticipated that Tyrrell will be a significant contributor of revenue for ASC, but the services available through Tyrrell will assist ASC in marketing its products and servicing the needs of its customers.

         3.       FACTORS AFFECTING PROFITABILITY
                  -------------------------------

         As discussed in more detail at "Management's Discussion and Analysis of Certain Relevant Facts," for the past two (2) fiscal years (1995 and 1996), ASI was not profitable. In the opinion of management, the following is a chronological schedule of the events which must or should occur in order for ASI to become profitable:

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

1.       Reduction of cost for electrical                          Negotiation with                7/97
         service due to changeover to                              suppliers
         municipal supply.

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

2.       Introduction of Master Stone                              Individual hired                  4/97
         Carver/Foreman for the No. 3 Mill -
         in which specialty work is performed.

3.       Clear new quarry area - No. 7 quarry.                     Block will be                     4/97
                                                                   easier to access
                                                                   and thus reduce
                                                                   cost of extraction.

4.       Complete set up of distribution yards                     Increase                          5/97
         throughout Ontario and Quebec.                            international
                                                                   sales.  These
                                                                   markets
                                                                   historically use
                                                                   more stone per
                                                                   capita than the
                                                                   United States.

5.       Pursue land development projects.                         This development                  1998-1999
                                                                   would utilize
                                                                   excess property
                                                                   that would not
                                                                   impede core
                                                                   business.

6.       Development of warm weather market i.e.,                  New                               1998-1999
         South West U.S.A. and Pacific Coast.                      Development

                                                                   EXPECTED                 DATE OR NUMBER
                                                                   MANNER OF                OF MONTHS WHEN
EVENT OR MILESTONE                                                 OCCURRENCE OR            EXPECTED TO BE
------------------                                                 METHOD OF                ACCOMPLISHED
                                                                   ACHIEVEMENT              --------------
                                                                   -------------

7.       Winterization of primary sawing facility and
         introduction of 11-6 Diameter Block Saw.                  Enables                  Completed -
                                                                   production to            November 1996
                                                                   proceed through
                                                                   winter months.

                                                                   Allows for
                                                                   Inventory
                                                                   building-up
                                                                   for head
                                                                   start on
                                                                   construction
                                                                   season.

8.       Relocate ASI head office to Quarry location               a) Reduces office                 10/97
         - South Amherst, Ohio from Toronto,                       overhead and
         Canada.                                                   duplication of
                                                                   labor.
                                                                   b) Closer to core
                                                                   business and
                                                                   Company assets.

         In addition, during the period summarized above, ASI will require further operating capital, and the ability of the Company to remain liquid could be impaired. See "Management's Discussion and Analysis of Certain Relevant Factors."

         4.       CASH FLOW/LIQUIDITY
                  -------------------

         The Company does not currently have, and is not expected to have within the next twelve (12) calendar months, any cash flow or liquidity problems. The Company is not in default with respect to any note, loan, lease or other indebtedness or financing agreement. The Company is not subject to any unsatisfied judgments, liens or settlement obligations; however, there are accrued, unpaid and delinquent property taxes which are being brought current pursuant to a five-year payment plan with the applicable County.

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                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this AMENDED registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         American Stone Industries, Inc.
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                                  (Registrant)


Date:  April 17, 1997
     ---------------------------------------------------------------------------


By:
     ---------------------------------------------------------------------------
                                  (Signature)*

  *Print the name and title of each signing officer under his or her signature

/s/ ENZO COSTANTINO                          /s/ GLEN GASPARINI
-------------------------------              -------------------------------
ENZO COSTANTINO                              GLEN GASPARINI

/s/ TIMOTHY I. PANZICA                       /s/ MICHAEL J. MEIER
-------------------------------              -------------------------------
TIMOTHY I. PANZICA                           MICHAEL J. MEIER

/s/ THOMAS H. ROULSTON, II
-------------------------------
THOMAS H. ROULSTON, II



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